FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2006
	THIRD-QUARTER AND NINE-MONTHS RESULTS

Mexican Stock Exchange
Ticker: KOFL
		Third Quarter			YTD

NYSE (ADR)		2006	2005	Δ %	2006	2005	Δ %

Ticker: KOF	Total Revenues	14,369	13,228	8.6%	41,693	39,077	6.7%

	Gross Profit	6,835	6,516	4.9%	19,974	19,128	4.4%

Ratio of KOF L to KOF = 10:1	Operating Income	2,347	2,268	3.5%	6,714	6,496	3.4%

	Majority Net Income	1,709	1,187	44.0%	3,306	3,278	0.9%

	EBITDA(1)	3,120	2,900	7.6%	8,881	8,402	5.7%

	Net Debt (2)(3)	16,268	18,510

	EBITDA (1) / Interest Expense	5.36	4.06		5.41	4.42

	Earnings per Share	0.93	0.64		1.79	1.78

	Average Shares Outstanding	1,846.5	1,846.5		1,846.5	1,846.5

	Expressed in million of Mexican pesos with purchasing power as of September 30, 2006, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 12.
	(2) Figures for 2005 are as of December 31, 2005
	(3) Net Debt = Total Debt - Cash

	Total revenues increased 8.6% to Ps. 14,369 million in the third quarter of 2006, driven by growth in all of our operations and increased 6.7% for the first nine months of the year to Ps. 41,693 million.

	In spite of raw material cost pressures across our operations and a more competitive environment in our main markets, our consolidated operating income grew 3.5% to Ps. 2,347 million for the third quarter of 2006 and 3.4% for the first nine months of the year to Ps. 6,714 million. Our operating margin was 16.3% for the third quarter of 2006 and 16.1% for the first nine months of the year.

	Consolidated majority net income increased 44.0% to Ps. 1,709 million, resulting in earnings per share of Ps. 0.93 for the third quarter of 2006, and increased 0.9% to Ps. 3,306 million for the first nine months of the year, resulting in earnings per share of Ps. 1.79.

For Further Information:

Investor Relations

Alfredo Fernández	Mexico City (October 27, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter 2006 and the first nine months of the year.
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148	"Our new comprehensive cooperation framework with The Coca-Cola Company demonstrates the collaborative relationship we continue to build with them and underscores the willingness of both of us to look for value-creating alternatives from a potentially larger revenue pool. We will keep pursuing opportunities that seek to fulfill the growth potential that Coca-Cola FEMSA can achieve by transferring its strong and distinctive operating model and capabilities to other territories," said José Antonio Fernandez, Chairman of the Company.

Website:
www.coca-colafemsa.com

October 27, 2006	Page 1

CONSOLIDATED RESULTS

Our consolidated revenues increased 8.6% to Ps. 14,369 million in the third quarter of 2006 as a result of increases in all of our territories. In spite of a more competitive environment, our consolidated average price per unit case increased 1.0% to Ps. 28.09 (US$ 2.56),driven by increases in average price per unit case in all of our territories except for Mexico. Our multi-segmentation strategy combined with price increases in certain countries drove this increase.

Total sales volume increased 6.5% to 503.1 million unit cases in the third quarter of 2006 as compared to the same period of 2005, mainly driven by a 7% volume growth of brand Coca-Cola, which accounted for almost 70% of our total incremental volumes during the quarter. Sales volume growth in Mexico and Brazil accounted for approximately 50% of our incremental volume. Carbonated soft drinks sales volume grew 6.6% to 426.7 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit rose 4.9% to Ps. 6,835 million in the third quarter of 2006, compared to the third quarter of 2005 driven by increases in all of our operations. Gross margin decreased 170 basis points to 47.6% in the third quarter of 2006 from 49.3% in the same period of 2005, due to a 5.3% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, except for Central America and higher resin prices in some of the territories.

Our consolidated operating income grew 3.5% to Ps. 2,347 million in the third quarter of 2006, double-digit increases in operating income in Central America and Colombia, and the operating income growth in Brazil, more than compensated decreases in Mexico, Venezuela, and Argentina. Our operating margin was 16.3% in the third quarter of 2006, a decline of 80 basis points as compared to the same period of 2005 mainly due to a decline in the gross margin.

Our integral cost of financing shifted from a loss of Ps. 364 million in the third quarter of 2005 to a gain of Ps. 369 million in the same period of 2006, driven by (i) foreign exchange gain resulting from the appreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a loss recorded during the same period in 2005, (ii) a higher monetary position gain resulting from the inflation rate applied to our monetary position and (iii) a reduction in interest expenses as compared to the third quarter of 2005.

During the third quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 31.2% as compared to 33.6% in the same quarter of 2005. During the quarter we took advantage from a tax loss carry forward in some of our operations, resulting in a reduction in our effective tax rate in the quarter.

Our consolidated majority net income increased by 44.0% to Ps. 1,709 million in the third quarter of 2006 compared to the third quarter of 2005 driven by (i) a foreign exchange gain mentioned above, (ii) lower interest expenses, and (iii) higher operating income. Earnings per share (“EPS”) were Ps. 0.93 (US$ 0.85 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

“In the third quarter, our multi-segmentation strategy continued to deliver strong top-line growth, letting us gain share of revenues within the beverage industry in almost all of our territories despite the competitive environment in some of our markets and the external realities in others. We also generated solid bottom-line growth in the face of cost pressures in the majority of our operations, thanks to our understanding of retail dynamics and operating practices—which we tailor to suit local market conditions. Importantly, our successful debt reduction, reaching almost U.S.$1.0 billion over the past few years, has driven down our interest expenses and produced strong, sustainable cash-flow generation even though we continue investing in our business.” said Carlos Salázar, Chief Executive Officer of the Company.

October 27, 2006	Page 2

BALANCE SHEET

As of September 30, 2006, Coca-Cola FEMSA had a cash balance of Ps. 4,255 million (US$ 388 million), an increase of Ps. 2,106 million (US$ 192 million) compared to December 31, 2005, resulting mainly from internal cash generation, net of Coca-Cola FEMSA’s dividend payment in the amount of Ps. 705 million (US$ 64 million) made in the first half of the year, and some additional indebtedness.

Total short-term debt was Ps. 6,788 million (US$ 618 million) and long-term debt was Ps. 13,735 million (US$ 1,251 million), total gross debt decreased by Ps. 136 million (US$ 12 million) compared to year end of 2005, mainly as a result of the Mexican inflation rate as applied to our year end 2005 debt balance, accordingly to Mexican General Accepted Accounting Principles. Net debt decreased approximately Ps. 2,204 million (US$ 204 million) compared to year end of 2005 and in nominal U.S. dollar terms net debt declined US$ 1,000 million since the second quarter of 2003 when we acquired Panamco.

The weighted average cost of debt for the quarter was 8.48% . The following chart sets forth the Company’s debt profile by currency and interest rate type as of September 30, 2006:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)

U.S. dollars	44.8%	31.4%
Mexican pesos	46.3%	-
Colombian pesos	3.1%	25.3%
Other (1)	5.9%	-

(1) Includes the equivalent of US$ 74.5 million denominated in Argentine pesos, and US$ 34.6 million denominated in Venezuelan bolivares.
(2) After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of September 30, 2006

	Jan - Sep 2006
	Ps.	USD

Net income	3,408	310
Non cash charges to net income	2,694	245

	6,102	555

Change in working capital	(607)	(55)

NRGOA(1)	5,495	500

Total investments	(1,793)	(163)
Dividends paid	(705)	(64)
Debt reduction	(148)	(13)
Deferred taxes and others	(743)	(68)

Increase in cash and cash equivalents	2,106	192

Cash and cash equivalents at begining of period	2,149	196
Cash and cash equivalents at end of period	4,255	388

(1) Net Resources Generated by Operating Activities

October 27, 2006	Page 3

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 2.8% to Ps. 7,701 million in the third quarter of 2006, as compared to the same period of the previous year. Sales volume growth compensated for lower average price per unit case. Price increases implemented during the year partially compensated for incremental volumes in multi-serve presentations, which carry lower prices per unit case, resulting in an average price per unit case decrease of 1.0% to Ps. 28.16 (US$ 2.57) . Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 32.40 (US$ 2.95) a 1.0% decline in real terms as compared to the same period of 2005.

Total sales volume increased 4.0% to 272.9 million unit cases in the third quarter of 2006, as compared to the third quarter of 2005, mainly resulting from a 4.1% sales volume growth in carbonated soft drinks. Brand Coca-Cola accounted for over 80% of our total incremental volumes and the majority of the balance came from bottled water. Non-carbonated beverage segment excluding non-flavored bottled water, the grew 34.4% in the third quarter of 2006 as a result of strong volume growth from Ciel Aquarius, a flavored no-calorie water, which almost doubled its sales volume during the quarter as compared to the same period of 2005.

Operating Income

Our gross profit increased 0.9% to Ps. 4,038 million in the third quarter of 2006 as compared to the same period of 2005. Gross margin declined from 53.4% in the third quarter of 2005 to 52.4% in the same period of 2006, resulting from higher raw material prices year over year, mainly resin and sugar, combined with the depreciation of the Mexican peso as applied to our U.S. dollar-denominated costs.

Operating expenses increased 2.5% during the quarter, less than our revenues, driven by higher breakage expenses of returnable presentations. Operating income decreased 1.4% to Ps. 1,607 million in the third quarter of 2006, as compared to the same period of 2005, mainly as a result of higher costs per unit case. Our operating income margin decreased by 90 basis points to 20.9% in the third quarter of 2006, as compared to 21.8% in the same period of 2005.

October 27, 2006	Page 4

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,031 million in the third quarter of 2006, an increase of 19.3% as compared to the same period of 2005. Volume growth and average price increases, contributed equally to our incremental revenues in the quarter. Average price per unit case increased by 7.5% to Ps. 34.48 (US$ 3.14), mainly as a result of price increases implemented during the year throughout the region.

Total sales volume in our Central American territories grew 10.4% to 29.7 million unit cases in the third quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in each of our Central American territories. Volume growth from carbonated soft drinks, mainly coming from Nicaragua and Costa Rica, which accounted for over 60% of our incremental volume and the non-carbonated segment, including bottled water, represented the balance. Non-carbonated beverages grew as a percentage of total sales volume from 2.2% in the third quarter 2005 to 5.4% in the same period of 2006, mainly driven by Hi-C, a juice-based product.

Operating Income

Gross profit increased by 22.1% in the third quarter of 2006, as compared to the same period of 2005, to Ps. 481 million as a result of operating leverage due to higher revenues. In spite of higher packaging costs coming from a packaging mix shift towards non-returnable presentations our gross margin rose from 45.6% in the third quarter of 2005 to 46.7% in the same period of 2006.

Our operating income increased 75.3% to Ps. 156 million in the third quarter of 2006, resulting in a margin expansion of 480 basis points to 15.3% as compared to the same period of 2005. Higher fixed-cost absorption due to an increase in revenue combined with operating savings coming from the closing of distribution centers throughout the region drove this growth during the quarter.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 11.4% to Ps. 1,371 million in the third quarter of 2006, as compared to the third quarter of 2005. Higher volumes drove over 80% of this growth, and higher average prices represented the majority of the balance. Our average price per unit case grew 1.7% to Ps. 27.59 (US$ 2.51), as a result of price increases implemented in the year and a mix shift towards higher average price per unit case products.

Total sales volume in the third quarter of 2006 grew 9.5%, as compared to the same period of 2005, to 49.7 million unit cases. Carbonated soft drinks volume growth accounted for over 80% of the incremental volume in the quarter, mainly driven by brand Coca-Cola with non-flavored water accounting for the majority of the balance. Non-carbonated beverages, excluding non-flavored water, more than doubled its size from a very low base during the quarter.

Operating Income

In spite of cost pressures during the quarter, our gross profit increased 9.0% to Ps. 607 million in the third quarter of 2006, as compared to the same period of the previous year. Cost pressures driven by sugar price increases and higher packaging costs resulting from a packaging mix shift towards non-returnable presentations, more than offset savings resulting from light-weighting bottles initiatives, resulting in a gross margin decline of 90 basis points from 45.2% in the third quarter of 2005 to 44.3% in the third quarter of 2006.

Operating expenses remained almost flat in absolute terms and declined by 310 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues. Operating income increased 29.9% to Ps. 204 million in the third quarter of 2006, as compared to the same period of 2005, resulting in margin improvement of 210 basis points reaching an operating margin of 14.9% .

October 27, 2006	Page 5

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 15.1% to Ps. 1,657 million in the third quarter of 2006, as compared to the same period of 2005. Volume growth and average price increases, driven by a favorable product and packaging mix shift, contributed equally to our incremental revenues in the quarter. Our average price reached Ps. 34.68 (US$ 3.16) in the third quarter of 2006 .

Total sales volume increased 7.7% to 47.6 million unit cases during the third quarter of 2006, as compared to the same quarter of 2005, driven by a 10.9% volume growth of carbonated beverages. Carbonated beverages grew 10.9% in the third quarter of 2006 as compared to the same period of 2005 and non-carbonated beverages, excluding non-flavored water, grew 4.5% in the quarter, mainly driven by Nestea, a ready to drink iced-tea, which accounted for over 15% of our total incremental volumes in the quarter.

Operating Income

Gross profit increased 14.2% to Ps. 643 million in the third quarter of 2006, as compared to the same period of the previous year. In spite of higher sugar prices, salary increases and higher packaging costs due to a shift in packaging mix to non-returnable presentations, our gross margin remained almost flat at 38.8% in the third quarter of 2006 as compared to the previous year.

Operating expenses increased 19.2% to Ps. 596 million in the third quarter of 2006, reflecting increases in depreciation costs; and higher freight costs and salary increases implemented during the last twelve months primarily due to inflationary pressures. Higher revenues partially offset the increase in operating expenses, resulting in an operating income decline of 25.4% to Ps. 47 million in the third quarter of 2006 as compared to the same period of 2005. Our operating margin decreased 160 basis points from 4.4% in the third quarter of 2005 to 2.8% in the same period of 2006.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 13.3% to Ps. 757 million in the third quarter of 2006, as compared to the same period of the previous year, mainly driven by a 14.0% sales volume growth. Average price per unit case was Ps. 19.21 (US$ 1.75) in the third quarter of 2006, an increase of 1.8% as compared to the previous year driven by a product mix shift towards our premium and core brands, which carry higher average prices per unit case.

In the third quarter of 2006, total sales volume increased 14.0% to 39.1 million unit cases, as compared to the same period of 2005. Carbonated soft drinks volumes increased 13.1% in the quarter, with the Coca-Cola brand accounting for over 50% of the incremental volumes and Fanta and Sprite for the majority of the balance. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, doubled its size during the quarter from a small base.

Operating Income

Gross profit increased 11.6% to Ps. 299 million in the third quarter of 2006, as compared to the third quarter of 2005. Our gross margin decreased 60 basis points to 39.5%, as compared to the third quarter of 2005, due to higher polyethylene terephtalate (“PET”) bottle prices and labor costs.

Operating expenses increased 21.1% in the third quarter of 2006 mainly due to higher depreciation expenses, freight costs and salaries. Higher revenues were more than offset by incremental expenses resulting in a decline in operating income of 5.2% to Ps. 92 million in the third quarter of 2006, as compare to the same period of 2005. Our operating income margin decreased 230 basis points to 12.2% .

October 27, 2006	Page 6

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 23.3% to Ps. 1,844 million in the third quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 10.2% to Ps. 1,647 million in the third quarter of 2006, as compared to the same period of 2005; volume growth accounted for the majority of the incremental net revenues. Excluding beer, average price per unit case increased 1.5% to Ps. 25.73 (US$ 2.34) during the third quarter of 2006, driven by price increases implemented in the quarter. Total revenues from beer were Ps. 197 million in the third quarter of 2006.

Sales volume, excluding beer, increased 8.5% to 64.0 million unit cases in the third quarter of 2006. Carbonated soft drinks sales volume growth accounted for over 80% of the incremental volumes, mainly driven by the Coca-Cola brand, with non-flavored water sales volume accounting for the majority of the balance. Non-flavored water sales volume increased almost 20% in the third quarter of 2006 and non-carbonated beverages, excluding non-flavored bottled water, grew 20%, driven by the introduction of a fruit juice based product under the Minute Maid Mais brand.

Operating Income

In the third quarter of 2006, our gross profit increased by 4.6% to Ps. 767 million, as compared to the same period of the previous year, in spite of higher sugar prices year over year, which were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 41.4% in the third quarter of 2006.

Our operating expenses increased by 5.0% in the third quarter of 2006 as compared to the same period of 2005, however as a percentage of total revenues it declined from 32.7% to 28.4% due to higher fixed cost absorption driven by incremental revenues. Operating income was Ps. 241 million in the third quarter of 2006, an increase of 3.9% as compared to the same quarter of 2005.

October 27, 2006	Page 7

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 6.7% to Ps. 41,693 million in the first nine months of 2006, as compared to the same period of 2005, as a result of growth in the majority of our territories; Mexico and Brazil accounted for the majority of the growth. Consolidated average price per unit case remained almost flat in real terms at Ps. 27.79 (US$ 2.53) in the first nine months of 2006. Average price increases in Colombia, Venezuela, Brazil and Central America offset lower average price per unit case in Mexico and Argentina.

Total sales volume increased 5.6% to 1,474.4 million unit cases in the first nine months of 2006, as compared to the same period of the previous year, mainly driven by a 5.7% volume growth of brand Coca-Cola, which accounted for over 65% of our incremental volumes. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 65% of our incremental volumes. Carbonated soft-drink sales volume grew 5.6% to 1,245.8 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 4.4% to Ps. 19,974 million in the first nine months of 2006, as compared to the same period of the previous year, driven by gross profit growth across all of our territories; Mexico accounted for over 40% of the incremental gross profit. Gross margin decreased to 47.9% during the first nine months of 2006 from 48.9% in the first nine months of 2005, due to higher cost per unit case in all of our territories except Mexico and Argentina.

Our consolidated operating income increased 3.4% to Ps. 6,714 million in the first nine months of 2006, as compared to the first nine months of 2005. Mexico accounted for over 65% of this growth and more than offset an operating income decline in Venezuela and Argentina. Our operating margin decreased 50 basis points to 16.1% in the first nine months of 2006, driven by the gross margin reduction.

Our consolidated majority net income was Ps. 3,306 million in the first nine months of 2006 an increase of 0.9% compared to the first nine months of 2005, mainly driven by incremental operating income, which more than offset higher integral cost of financing, driven by the depreciation of the Mexican peso versus the U.S. dollar as applied to our net monetary position denominated in foreign currency, compared to an appreciation during the same period in 2005. EPS in the third quarter of 2006 were Ps. 1.79 (US$ 1.63 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 27, 2006	Page 8

RECENT DEVELOPMENTS

NEW COOPERATION FRAMEWORK WITH THE COCA-COLA COMPANY

During the third quarter of 2006, we and The Coca-Cola Company ("TCCC") arrived at a comprehensive cooperation framework for a new stage of profitable collaboration going forward. This new framework includes the main aspects of our relationship with TCCC and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

1. Sustainable Growth of Carbonated Soft Drinks and Non-Carbonated Beverages:

We and TCCC have defined a platform for the joint pursuit of incremental growth in the CSD category, as well as the accelerated development of the non-carbonated segment across Latin America, organically as well as through acquisitions. To this end, TCCC will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non-carbonated soft drinks portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of the non-carbonated segment that further aligns our and TCCC’s objectives and should contribute to incremental long-term value creation at both companies.

2. Horizontal growth of Coca-Cola FEMSA:

The new framework includes TCCC’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged.

3. Long-term vision in relationship economics:

We and TCCC understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of our relationship. This will allow us and TCCC to focus on continuing to drive the business forward and generating profitable growth.

The new framework creates a compelling platform on which to continue creating value for our shareholders for years to come.

VENEZUELA - OPERATING DISRUPTIONS

On October 23, 2006 a group of persons claiming to be former third-party distributors and sponsored by two Congressional representatives of the Venezuelan National Assembly, blocked the majority of our operating facilities, including our headquarters in Venezuela, producing a short-term operating disruption. Yesterday, October 26, 2006 this blockage was ended and we resumed operations today. We do not expect this disruption will have a material adverse effect on our financial results.

CONFERENCE CALL INFORMATION

Our third-quarter 2006 Conference Call will be held on: October 27, 2006, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 4, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

October 27, 2006	Page 9

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the third quarter of 2006, which ended on September 30, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2006, which exchange rate was Ps. 10.9770 to $1.00.

(7 pages of tables to follow)

October 27, 2006	Page 10

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of September 30, 2006

Assets	Sep 06	Dec 05

Current Assets
Cash and cash equivalents	Ps. 4,255	Ps. 2,149
Total accounts receivable	2,160	2,677
Inventories	2,934	2,283
Prepaid expenses and other	1,113	830

Total current assets	10,462	7,939

Property, plant and equipment
Property, plant and equipment	33,221	33,191
Accumulated depreciation	-15,151	-14,770
Bottles and cases	1,122	1,100

Total property, plant and equipment, net	19,192	19,521

Investment in shares and other	477	486
Deferred charges, net	1,277	1,344
Intangibles assets and other assets	40,829	40,487

Total Assets	Ps. 72,237	Ps. 69,778

Liabilities and Stockholders' Equity	Sep 06	Dec 05

Current Liabilities
Short-term bank loans and notes	Ps. 6,788	Ps. 4,600
Interest payable	387	334
Suppliers	4,466	4,851
Other current liabilities	3,401	2,905

Total Current Liabilities	15,042	12,690

Long-term bank loans	13,735	16,059
Pension plan and seniority premium	860	807
Other liabilities	3,753	4,153

Total Liabilities	33,390	33,709

Stockholders' Equity
Minority interest	1,140	1,144
Majority interest:
Capital stock	2,958	2,958
Additional paid in capital	12,654	12,654
Retained earnings of prior years	21,910	17,940
Net income for the period	3,306	4,676
Cumulative results of holding non-monetary assets	-3,121	-3,303

Total majority interest	37,707	34,925

Total stockholders' equity	38,847	36,069

Total Liabilities and Equity	Ps. 72,237	Ps. 69,778

October 27, 2006	Page 11

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	503.1		472.3		6.5%	1,474.4		1,396.8		5.6%
Average price per unit case	28.09		27.80		1.0%	27.79		27.78		0.0%

Net revenues	14,328		13,131		9.1%	41,555		38,799		7.1%
Other operating revenues	41		97		-57.7%	138		278		-50.4%

Total revenues	14,369	100%	13,228	100%	8.6%	41,693	100%	39,077	100%	6.7%
Cost of sales	7,534	52.4%	6,713	50.7%	12.2%	21,719	52.1%	19,949	51.1%	8.9%

Gross profit	6,835	47.6%	6,516	49.3%	4.9%	19,974	47.9%	19,128	48.9%	4.4%

Operating expenses	4,488	31.2%	4,248	32.1%	5.6%	13,260	31.8%	12,632	32.3%	5.0%

Operating income	2,347	16.3%	2,268	17.1%	3.5%	6,714	16.1%	6,496	16.6%	3.4%

Interest expense	582		714		-18.5%	1,643		1,899		-13.5%
Interest income	84		81		3.7%	242		235		3.0%
Interest expense, net	498		633		-21.3%	1,401		1,664		-15.8%
Foreign exchange (gain) loss	(384)		4		-9700.0%	248		(243)		-202.1%
Gain on monetary position	(483)		(273)		76.9%	(620)		(445)		39.3%

Integral cost of financing	(369)		364		-201.4%	1,029		976		5.4%
Other (income) expenses, net	219		104		110.6%	395		356		11.0%

Income before taxes	2,497		1,800		38.7%	5,290		5,164		2.4%
Taxes	779		604		29.0%	1,882		1,869		0.7%

Consolidated net income	1,718		1,196		43.6%	3,408		3,295		3.4%

Majority net income	1,709	11.9%	1,187	9.0%	44.0%	3,306	7.9%	3,278	8.4%	0.9%

Minority net income	9		9		0.0%	102		17		500.0%

Operating income	2,347	16.3%	2,268	17.1%	3.5%	6,714	16.1%	6,496	16.6%	3.4%
Depreciation	403		336		19.9%	1,123		1,009		11.3%
Amortization and Other non-cash charges (2)	370		296		25.0%	1,044		897		16.4%

EBITDA (3)	3,120	21.7%	2,900	21.9%	7.6%	8,881	21.3%	8,402	21.5%	5.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

October 27, 2006	Page 12

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	272.9		262.4		4.0%	808.2		768.7		5.1%
Average price per unit case	28.16		28.45		-1.0%	27.88		28.37		-1.7%

Net revenues	7,684		7,465		2.9%	22,529		21,808		3.3%
Other operating revenues	17		28		-39.3%	38		63		-39.7%

Total revenues	7,701	100.0%	7,493	100.0%	2.8%	22,567	100.0%	21,871	100.0%	3.2%
Cost of sales	3,663	47.6%	3,492	46.6%	4.9%	10,642	47.2%	10,315	47.2%	3.2%

Gross profit	4,038	52.4%	4,001	53.4%	0.9%	11,925	52.8%	11,556	52.8%	3.2%

Operating expenses	2,431	31.6%	2,371	31.6%	2.5%	7,203	31.9%	6,961	31.8%	3.5%

Operating income	1,607	20.9%	1,630	21.8%	-1.4%	4,722	20.9%	4,595	21.0%	2.8%
Depreciation, Amortization & Other non-cash charges (2)	458	5.9%	372	5.0%	23.1%	1,313	5.8%	1,098	5.0%	19.6%

EBITDA (3)	2,065	26.8%	2,002	26.7%	3.1%	6,035	26.7%	5,693	26.0%	6.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	29.7		26.9		10.4%	87.6		81.0		8.1%
Average price per unit case	34.48		32.08		7.5%	34.04		32.78		3.9%

Net revenues	1,024		863		18.7%	2,982		2,655		12.3%
Other operating revenues	7		1		NM	26		3		NM

Total revenues	1,031	100.0%	864	100.0%	19.3%	3,008	100.0%	2,658	100.0%	13.2%
Cost of sales	550	53.3%	470	54.4%	17.0%	1,611	53.6%	1,390	52.3%	15.9%

Gross profit	481	46.7%	394	45.6%	22.1%	1,397	46.4%	1,268	47.7%	10.2%

Operating expenses	325	31.5%	305	35.3%	6.6%	973	32.3%	942	35.4%	3.3%

Operating income	156	15.1%	89	10.3%	75.3%	424	14.1%	326	12.3%	30.1%
Depreciation, Amortization & Other non-cash charges (2)	50	4.8%	56	6.5%	-10.7%	161	5.4%	171	6.4%	-5.8%

EBITDA (3)	206	20.0%	145	16.8%	42.1%	585	19.4%	497	18.7%	17.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006	Page 13

Colombian operation
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	49.7		45.4		9.5%	137.0		131.9		3.9%
Average price per unit case	27.59		27.11		1.7%	27.13		26.66		1.8%

Net revenues	1,371		1,231		11.4%	3,717		3,516		5.7%
Other operating revenues	-		-		N.M.	2		-		N.M.

Total revenues	1,371	100.0%	1,231	100.0%	11.4%	3,719	100.0%	3,516	100.0%	5.8%
Cost of sales	764	55.7%	674	54.8%	13.4%	2,080	55.9%	1,946	55.3%	6.9%

Gross profit	607	44.3%	557	45.2%	9.0%	1,639	44.1%	1,570	44.7%	4.4%

Operating expenses	403	29.4%	400	32.5%	0.8%	1,208	32.5%	1,207	34.3%	0.1%

Operating income	204	14.9%	157	12.8%	29.9%	431	11.6%	363	10.3%	18.7%
Depreciation, Amortization & Other non-cash charges (2)	76	5.5%	63	5.1%	20.6%	205	5.5%	214	6.1%	-4.2%

EBITDA (3)	280	20.4%	220	17.9%	27.3%	636	17.1%	577	16.4%	10.2%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	47.7		44.3		7.7%	132.8		129.9		2.2%
Average price per unit case	34.68		32.28		7.4%	34.92		32.71		6.8%

Net revenues	1,654		1,430		15.7%	4,638		4,249		9.2%
Other operating revenues	3		9		-66.7%	12		11		9.1%

Total revenues	1,657	100.0%	1,439	100.0%	15.1%	4,650	100.0%	4,260	100.0%	9.2%
Cost of sales	1,014	61.2%	876	60.9%	15.8%	2,856	61.4%	2,531	59.4%	12.8%

Gross profit	643	38.8%	563	39.1%	14.2%	1,794	38.6%	1,729	40.6%	3.8%

Operating expenses	596	36.0%	500	34.7%	19.2%	1,707	36.7%	1,519	35.7%	12.4%

Operating income	47	2.8%	63	4.4%	-25.4%	87	1.9%	210	4.9%	-58.6%
Depreciation, Amortization & Other non-cash charges (2)	104	6.3%	72	5.0%	44.4%	250	5.4%	209	4.9%	19.6%

EBITDA (3)	151	9.1%	135	9.4%	11.9%	337	7.2%	419	9.8%	-19.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006	Page 14

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06	% Rev	3Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	39.1		34.3		14.0%	116.8		105.6		10.6%
Average price per unit case	19.21		18.86		1.8%	18.87		19.25		-2.0%

Net revenues	751		647		16.1%	2,204		2,033		8.4%
Other operating revenues	6		21		-71.4%	30		78		-61.5%

Total revenues	757	100.0%	668	100.0%	13.3%	2,234	100.0%	2,111	100.0%	5.8%
Cost of sales	458	60.5%	400	59.9%	14.5%	1,346	60.3%	1,290	61.1%	4.3%

Gross profit	299	39.5%	268	40.1%	11.6%	888	39.7%	821	38.9%	8.2%

Operating expenses	207	27.3%	171	25.6%	21.1%	610	27.3%	511	24.2%	19.4%

Operating income	92	12.2%	97	14.5%	-5.2%	278	12.4%	310	14.7%	-10.3%
Depreciation, Amortization & Other non-cash charges (2)	42	5.5%	33	4.9%	27.3%	121	5.4%	103	4.9%	17.5%

EBITDA (3)	134	17.7%	130	19.5%	3.1%	399	17.9%	413	19.6%	-3.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2006

	3Q 06 (2)	% Rev	3Q 05 (3)	% Rev	Δ%	YTD 06(2)	% Rev	YTD 05(3)	% Rev	Δ%

Sales Volume (million unit cases)	64.0		59.0		8.5%	192.0		179.7		6.8%
Average price per unit case	25.73		25.34		1.5%	25.54		25.25		1.1%

Net revenues	1,844		1,495		23.3%	5,485		4,538		20.9%
Other operating revenues	8		38		-78.9%	30		123		-75.6%

Total revenues	1,852	100.0%	1,533	100.0%	20.8%	5,515	100.0%	4,661	100.0%	18.3%
Cost of sales	1,085	58.6%	800	52.2%	35.6%	3,184	57.7%	2,477	53.1%	28.5%

Gross profit	767	41.4%	733	47.8%	4.6%	2,331	42.3%	2,184	46.9%	6.7%

Operating expenses	526	28.4%	501	32.7%	5.0%	1,559	28.3%	1,492	32.0%	4.5%

Operating income	241	13.0%	232	15.1%	3.9%	772	14.0%	692	14.8%	11.6%
Depreciation, Amortization & Other non-cash charges (4)	43	2.3%	36	2.3%	19.4%	117	2.1%	111	2.4%	5.4%

EBITDA (5)	284	15.3%	268	17.5%	6.0%	889	16.1%	803	17.2%	10.7%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 27, 2006	Page 15

SELECTED INFORMATION

For the three months ended September 30, 2006 and 2005

Expressed in million of Mexican pesos as of September 30, 2006

	3Q 05		3Q 06

Capex	536.6	Capex	673.2

Depreciation	336.2	Depreciation	402.8

Amortization & Other non-cash charges	295.9	Amortization & Other non-cash charges	369.9

VOLUME
Expressed in million unit cases

	3Q 05				3Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	209.1	51.3	2.0	262.4	217.6	52.7	2.6	272.9
Central America	25.2	1.1	0.6	26.9	26.9	1.2	1.6	29.7
Colombia	39.9	5.4	0.1	45.4	43.5	5.5	0.7	49.7
Venezuela	38.1	4.0	2.2	44.3	42.2	3.2	2.3	47.7
Brazil	54.7	3.8	0.5	59.0	58.9	4.5	0.6	64.0
Argentina	33.2	0.7	0.4	34.3	37.6	0.6	0.9	39.1

Total	400.2	66.3	5.8	472.3	426.7	67.7	8.7	503.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	3Q 05				3Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.6	57.2	1.2	15.0	26.8	57.5	1.2	14.5
Central America	41.6	54.3	4.1	-	35.3	60.6	4.1	-
Colombia	46.4	44.1	3.5	6.0	43.9	47.4	3.0	5.7
Venezuela	25.1	67.9	3.7	3.3	16.8	78.9	3.9	0.4
Brazil	8.6	87.7	3.7	-	9.7	86.6	3.7	-
Argentina	25.7	70.5	3.8	-	23.1	73.2	3.7	-

For the nine months ended September 30, 2006 and 2005

Expressed in million of Mexican pesos as of September 30, 2006

	YTD 05		YTD 06

Capex	1,146.1	Capex	1,812.6

Depreciation	1,009.4	Depreciation	1,123.3

Amortization & Other non-cash charges	897.3	Amortization & Other non-cash charges	1,043.6

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	607.7	156.1	4.9	768.7	641.4	159.9	6.9	808.2
Central America	75.9	3.5	1.6	81.0	79.6	3.8	4.2	87.6
Colombia	115.7	16.0	0.2	131.9	120.1	15.3	1.6	137.0
Venezuela	111.8	11.7	6.4	129.9	115.8	10.6	6.4	132.8
Brazil	165.8	12.3	1.6	179.7	175.8	14.3	1.9	192.0
Argentina	102.7	1.8	1.1	105.6	113.1	1.7	2.0	116.8

Total	1,179.6	201.4	15.8	1,396.8	1,245.8	205.6	23.0	1,474.4

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.9	56.5	1.2	15.4	26.4	57.5	1.2	14.9
Central America	43.5	52.9	3.6	-	35.7	60.3	4.0	-
Colombia	47.5	43.0	3.4	6.1	43.8	47.3	3.1	5.8
Venezuela	25.2	68.4	3.1	3.3	19.3	75.4	3.6	1.7
Brazil	7.6	88.9	3.5	-	9.6	86.8	3.6	-
Argentina	26.7	69.8	3.5	-	24.9	71.7	3.4	-

October 27, 2006	Page 16

September 2006

Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	YTD	3Q 06	Sep 06	Sep 05	Dec 05

Mexico	4.09%	2.47%	1.80%	11.0152	10.8131	10.7109
Colombia	4.58%	4.15%	1.10%	2,394.3100	2,289.6100	2,284.2200
Venezuela	15.34%	12.53%	6.63%	2,150.0000	2,150.0000	2,150.0000
Argentina	10.44%	6.55%	2.09%	3.1040	2.9100	3.0320
Brazil	3.20%	2.60%	0.29%	2.1742	2.2222	2.3407

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

October 27, 2006	Page 17

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: October 27, 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer